

03 APR -3 AM 7:21

The Morgan Crucible Company plc

1st April 2003



rgan House, Madeira Walk,
dsor, Berkshire SL4 1EP
hone: 01753 837000
ax: 01753 850872
lo. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

RNS | The company news service from the London Stock Exchange

Full Text Announcement

Other Announcements from this Company

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	09:44 1 Apr 2003
Number	4682J

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Chase Nominees Limited A/C 03886 726,000 shares; Chase Nominees Limited 1,211,943 shares; Chase Manhattan Bank 218,197 shares; Nutraco Nominees Ltd A/C GWPPMPS 245,110 shares; HSBC Global Custody Nominee (UK) Ltd 301,415 shares; State Street Nominees Limited A/C 5H57 942,400 shares; Morgan Nominees Ltd A/C CCC 356,740 shares; Morgan Nominees Ltd 1,364,292 shares; Bank of New York 769,000 shares; BT Globenet Nominees Ltd A/C 6B 2,130,585 shares; Nortrust Nominees Limited 6,893,597 shares;Imperial Pensions Nominees Ltd 1,587,500 shares; Schroder Nominees Limited 9,935,087 shares; Chase Nominees Limited 3,660,054 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 31/3/03 received 31/3/03

12) Total holding following this notification:
30,341,920 shares

13) Total percentage holding of issued class following this notification:
13.079%

14) Any additional information:
Not known

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
1st April 2003

END

Close

